UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Funtalk China Holdings Limited
(Name of Company)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G36993 106
(CUSIP Number)

Dongping Fei
21/F, Block D The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Tel: +86-10-5709-1198
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note.  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Capital Ally Investments Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 729,157(1) 8. Shared Voting Power 0 9. Sole Dispositive Power 729,157(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

729,157(1) , (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

1.2% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 45,830,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

GM Investment Company Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 15,804,157(1) 9. Sole Dispositive Power 15,075,000 10. Shared Dispositive Power 729,157(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,804,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

26.2% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 30,755,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Style Technology Development Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 729,157 (1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 729,157 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

729,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

1.2% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 45,830,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Golden Meditech Holdings Limited (f/k/a Golden Meditech Company Limited)

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 15,804,157 (1) 9. Sole Dispositive Power 15,075,000 10. Shared Dispositive Power 729,157 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,804,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

26.2% (3)

14.	Type of Reporting Person *

CO

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 30,755,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Sinowill Holdings Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 10,377,157(1) 9. Sole Dispositive Power 9,648,000 10. Shared Dispositive Power 729,157(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,377,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

17.2% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 36,182,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Huge Harvest Enterprises Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 2,412,000(1) 9. Sole Dispositive Power 2,412,000 10. Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,412,000 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

4.0% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 44,147,254 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Kingstate Group Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 2,412,000 (1) 9. Sole Dispositive Power 2,412,000 10. Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,412,000 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

4.0% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 44,147,254 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Trend Focus Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 603,000(1) 9. Sole Dispositive Power 603,000 10. Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

603,000 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

1.0% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 45,956,254 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Nana Gong

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 10,377,157(1) 9. Sole Dispositive Power 9,648,000 10. Shared Dispositive Power 729,157(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,377,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

17.2% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 36,182,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Kuo Zhang

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 25,000 8. Shared Voting Power 10,377,157(1) 9. Sole Dispositive Power 9,673,000 10. Shared Dispositive Power 729,157(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,402,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

17.3% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 36,157,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Dongping Fei

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 25,000 8. Shared Voting Power 3,141,157(1) 9. Sole Dispositive Power 2,437,000 10. Shared Dispositive Power 729,157(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,166,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

5.3% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 43,393,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Hengyang Zhou

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 25,000 8. Shared Voting Power 2,412,000(1) 9. Sole Dispositive Power 2,437,000 10. Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,437,000 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

4.0% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 44,122,254 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Francis Kwok Cheong Wan

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 35,320 8. Shared Voting Power 603,000(1) 9. Sole Dispositive Power 638,320 10. Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

638,320 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

1.1% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 45,920,934 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

This statement of beneficial ownership on Schedule 13D/A is being filed jointly by Capital Ally Investments Limited (“Capital Ally”), GM Investment Company Limited (“GM”), Style Technology Development Limited (“Style Technology”), Golden Meditech Holdings Limited (f/k/a Golden Meditech Company Limited) (“Golden Meditech”), Sinowill Holdings Limited (“Sinowill”), Huge Harvest Enterprises Limited (“Huge Harvest”), Kingstate Group Limited (“Kingstate”), Trend Focus Limited (“Trend Focus”), Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan (collectively, the “Reporting Persons”).

This Schedule 13D/A amends the Schedule 13D filed with the SEC on November 17, 2009 by ARCH Digital Holdings Limited (“ARCH”) and Capital Ally with respect to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Funtalk China Holdings Limited, a Cayman Islands exempted company (the “Company”), as previously amended by Amendment No.1 filed on January 29, 2010, Amendment No.2 filed on July 16, 2010, Amendment No.3 filed on November 9, 2010, Amendment No. 4 filed on March 28, 2011, Amendment No. 5 filed on April 13, 2011 and Amendment No. 6 filed on May 31, 2011 (the “Original Schedule 13D”).

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to a Settlement and Share Purchase Agreement, dated as of June 30, 2010, by and among ARCH, Capital Ally, Golden Meditech, Mr. Zhang Kuo, Mr. Dongping Fei and Mr. Francis Kwok Cheong Wan (the “First Settlement and Share Purchase Agreement”), Capital Ally agreed to:

(1)
transfer 900,000 Ordinary Shares to ARCH (the “Share Transfer Obligations”) in exchange for $1.00 consideration on any date (the “Transfer Date”) on or between July 9, 2011 and July 15, 2011. The Share Transfer Obligations arose from a Shareholders and Sponsors Agreement, dated as of October 15, 2007, by and among, inter alia, ARCH, Capital Ally, Golden Meditech, Mr. Zhang Kuo, Mr. Dongping Fei and Mr. Francis Kwok Cheong Wan (the “Shareholders and Sponsors Agreement”), which provided for the Share Transfer Obligations upon the occurrence of certain Triggering Events (as defined in the Shareholders and Sponsors Agreement). The description of the Shareholders and Sponsors Agreement in this Item 6 is qualified in its entirety by reference to the complete text of the Shareholders and Sponsors Agreement, a copy of which has been filed as Exhibit B to this Schedule 13D/A;

(2)	grant to ARCH a call option to purchase 2,227,434 Ordinary Shares, exercisable on July 9, 2011 and expiring on July 9, 2013 (the “Option”), in exchange for $5.00 consideration per option share; and

(3)
if the average share price of the Company, defined as the volume weighted average price of Company shares for 20 trading days prior to the Transfer Date (the “Average VW Share Price”), is below $8.39 per share, to transfer additional Ordinary Shares to ARCH on the Transfer Date in an amount equal to the product of:

a.	the differential between $8.39 and the Average VW Share Price, multiplied by
b.	1,800,000, and divided by
c.	Average VW Share Price

(the “Downside Protection”).

The description of the First Settlement and Share Purchase Agreement in this Item 6 is qualified in its entirety by reference to the complete text of the First Settlement and Share Purchase Agreement, a copy of which has been filed as Exhibit C to this Schedule 13D/A.

In connection with Capital Ally’s transfer of all of its Ordinary Shares to Kingstate, Huge Harvest, Sinowill, Trend Focus and GM, ARCH, Kingstate, Huge Harvest, Sinowill, Trend Focus and GM entered into a Second Settlement and Share Purchase Agreement, dated as of August 23, 2010 (the “Second Settlement and Share Purchase Agreement”). Subject to the terms and conditions of the Second Settlement and Share Purchase Agreement, Kingstate, Huge Harvest, Sinowill, Trend Focus and GM agreed to assume Capital Ally’s obligations with respect to the Share Transfer Obligations, the Option and the Downside Protection in pro rata amounts of 8%, 8%, 32%, 2% and 50%, respectively. The description of the Second Settlement and Share Purchase Agreement in this Item 6 is qualified in its entirety by reference to the complete text of the Second Settlement and Share Purchase Agreement, a copy of which has been filed as Exhibit D to this Schedule 13D/A.

In connection with the Second Settlement and Share Purchase Agreement, Kingstate, Huge Harvest, Sinowill, Trend Focus and GM entered into a Settlement Agreement, dated as of August 23, 2010 (the “Settlement Agreement”), whereby the parties agreed that the Share Transfer Obligations, the Option and the Downside Protection would be fully borne by Kingstate, Huge Harvest, Sinowill and Trend Focus only and that GM would not bear any obligations with respect thereto. The description of the Settlement Agreement in this Item 6 is qualified in its entirety by reference to the complete text of the Settlement Agreement, a copy of which has been filed as Exhibit E to this Schedule 13D/A.

In connection with the Company’s follow-on offering on October 29, 2010 on NASDAQ (the “Offering”), ARCH, Kingstate, Huge Harvest, Sinowill and Trend Focus entered into a Settlement and Share Transfer Agreement, dated as of October 29, 2010 (the “Third Settlement and Share Transfer Agreement”), pursuant to which Kingstate, Huge Harvest, Sinowill and Trend Focus agreed to transfer Ordinary Shares to ARCH in an amount equal to the product of:

(1)	the differential between $7.30 and the higher of the Offering price or Average Closing Price (as defined below), multiplied by

(2)	15,579,157, and divided by

(3)	the higher of the Offering price or Average Closing Price

(the “Offering Share Transfer Obligations”);

provided, the Offering price was less than $7.30 per Ordinary Share and the maximum average closing price of the Ordinary Shares for any ten consecutive trading days within six months of October 29, 2010 was less than $7.30 per share (the “Average Closing Price”). Following the Offering, the Offering price was $7.00 and the Average Closing Price was less than the Offering price.

Subject to the terms and conditions of the Third Settlement and Share Transfer Agreement, the Offering Share Transfer Obligations would be borne by Kingstate, Huge Harvest, Sinowill and Trend Focus according to a pro rata distribution of 16%, 16%, 64% and 4%, respectively.

Pursuant to the formula provided above, Kingstate, Huge Harvest, Sinowill and Trend Focus would be obligated to transfer 667,679 Ordinary Shares to ARCH on any date on or between July 9, 2011 and July 15, 2011. The description of the Third Settlement and Share Transfer Agreement in this Item 6 is qualified in its entirety by reference to the complete text of the Third Settlement and Share Transfer Agreement, a copy of which has been filed as Exhibit F to this Schedule 13D/A.

In connection with the Company’s execution of the Agreement and Plan of Merger, dated as of May 31, 2011, with Fortress Group Limited and Fortress Merger Sub Limited (the “Merger Agreement”), ARCH, Kingstate, Huge Harvest, Sinowill and Trend Focus entered into a Settlement Agreement Amendment (the “Settlement Agreement Amendment”), pursuant to which ARCH, Kingstate, Huge Harvest, Sinowill and Trend Focus agreed to settle (i) the Share Transfer Obligations for a cash payment to ARCH of $6,480,000.00, (ii) the Option for a cash payment to ARCH of $4,900,355.00 and (iii) the Offering Share Transfer Obligations for a cash payment to ARCH of $2,336,874.00. In addition, the obligations of Kingstate, Huge Harvest, Sinowill and Trend Focus with regard to the Downside Protection would be cancelled. Furthermore, Kingstate, Huge Harvest, Sinowill and Trend Focus, either individually or jointly, agreed to pay to ARCH the cash payments due under the Share Transfer Obligations, the Option and the Offering Share Transfer Obligations prior to March, 31, 2012. The description of the Settlement Agreement Amendment in this Item 6 is qualified in its entirety by reference to the complete text of the Settlement Agreement Amendment, a copy of which has been filed as Exhibit G to this Schedule 13D/A.

GM, Sinowill, Huge Harvest, Kingstate and Trend Focus (collectively, the "Secondary Share Sellers") have entered into (i) a commitment letter (the "Kingwin Commitment Letter") pursuant to which Shenzhen China Growth & Kingwin Investment Partnership (L.P.) has committed to purchase, immediately following the closing of the merger contemplated by the Merger Agreement (the “Merger”) and subject to the terms and conditions contained in the Kingwin Commitment Letter, a total of 607 ordinary shares of Fortress Group Limited from the Secondary Share Sellers at an aggregate purchase price of $20,010,987.21 and (ii) a commitment letter (the "Cypress Commitment Letter" and, together with the Kingwin Commitment Letter, the "Commitment Letters") pursuant to which Shenzhen Cypress Capital Investment Management Ltd.  has committed to purchase, immediately following the closing of the Merger and subject to the terms and conditions contained in the Cypress Commitment Letter, a total of 910 ordinary shares of Fortress Group Limited from the Secondary Share Sellers at an aggregate purchase price of $29,999,997.30.   The description of the Commitment Letters  in this Item 6 is qualified in its entirety by reference to the complete texts of the Commitment Letters, copies of which have been filed as Exhibits H and I to this Schedule 13D/A.

To the best knowledge of the Reporting Persons, except as provided herein and in the Original Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit A
Joint Filing Agreement, dated as of January 14, 2010, by and among ARCH Digital Holdings Limited, ARC Capital Holding Limited and ARC Capital Partners Limited pursuant to Rule 13d-1(i)(1) of the Securities Exchange Act of 1934, as amended (previously filed)

Exhibit B
Shareholders and Sponsors Agreement, dated as of October 15, 2007, by and among, inter alia, ARCH Digital Holdings Limited, Capital Ally Investments Limited, Golden Meditech Company Limited, Mr. Zhang Kuo, Mr. Dongping Fei and Mr. Francis Kwok Cheong Wan (incorporated by reference to Exhibit 10.39 of Amendment No. 2 to Form S-4, SEC File No. 333-153492)

Exhibit C
Settlement and Share Purchase Agreement, dated as of June 30, 2010, by and among ARCH Digital Holdings Limited, Capital Ally Investments Limited, Golden Meditech Holdings Limited (f/k/a Golden Meditech Company Limited), Mr. Zhang Kuo, Mr. Dongping Fei and Mr. Francis Kwok Cheong Wan

Exhibit D
Second Settlement and Share Purchase Agreement, dated as of August 23, 2010, by and among  ARCH Digital Holdings Limited, Kingstate Group Limited, Huge Harvest Enterprises Limited, Sinowill Holdings Limited, Trend Focus Limited and GM Investment Company Limited

Exhibit E
Settlement Agreement, dated as of August 23, 2010, by and among Kingstate Group Limited, Huge Harvest Enterprises Limited, Sinowill Holdings Limited, Trend Focus Limited and GM Investment Company Limited

Exhibit F
Settlement and Share Transfer Agreement, dated as of October 29, 2010, by and among ARCH Digital Holdings Limited, Kingstate Group Limited, Huge Harvest Enterprises Limited, Sinowill Holdings Limited and Trend Focus Limited

Exhibit G
Settlement Agreement Amendment, dated as of May 31, 2011, by and among ARCH Digital Holdings Limited, Kingstate Group Limited, Huge Harvest Enterprises Limited, Sinowill Holdings Limited and Trend Focus Limited

Exhibit H
Commitment Letter, dated as of May 31, 2011, by and among Shenzhen Cypress Capital Investment Management Ltd., GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited

Exhibit I
Commitment Letter, dated as of May 31, 2011, by and among Shenzhen China Growth & Kingwin Investment Partnership (L.P.), GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:  May 31, 2011

CAPITAL ALLY INVESTMENTS LIMITED

By:	/s/ Kuo Zhang
Name:	Kuo Zhang
Title:	Director

GM INVESTMENT COMPANY LIMITED

By:	/s/ Kong Kam Yu
Name:	Kong Kam Yu
Title:	Director

GOLDEN MEDITECH HOLDINGS LIMITED (F/K/A GOLDEN MEDITECH COMPANY LIMITED)

By:	/s/ Kong Kam Yu
Name:	Kong Kam Yu
Title:	Company Secretary

STYLE TECHNOLOGY DEVELOPMENT LIMITED

By:	/s/ Kuo Zhang
Name:	Kuo Zhang
Title:	Director

SINOWILL HOLDINGS LIMITED

By:	/s/ Nana Gong
Name:	Nana Gong
Title:	Director

HUGE HARVEST ENTERPRISES LIMITED

By:	/s/ Dongping Fei
Name:	Dongping Fei
Title:	Director

KINGSTATE GROUP LIMITED

By:	/s/ Hengyang Zhou
Name:	Hengyang Zhou
Title:	Director

TREND FOCUS LIMITED

By:	/s/ Francis Kwok Cheong Wan
Name:	Francis Kwok Cheong Wan
Title:	Director

NANA GONG

/s/ Nana Gong
Nana Gong

KUO ZHANG

/s/ Kuo Zhang
Kuo Zhang

DONGPING FEI

/s/ Dongping Fei
Dongping Fei

HENGYANG ZHOU

/s/ Hengyang Zhou
Hengyang Zhou

FRANCIS KWOK CHEONG WAN

/s/ Francis Kwok Cheong Wan
Francis Kwok Cheong Wan

Exhibit C

SETTLEMENT AND SHARE PURCHASE AGREEMENT

WHEREAS, the Parties signed Shareholders and Sponsors Agreement dated 15 October 2007 (together with any instrument of accession and waiver thereto, the "**Shareholders and Sponsors Agreement**");

WHEREAS, China Bright Group Co., Ltd. (华兴创控股有限公司), a company incorporated and existing under the Laws of Hong Kong, and Style Technology Development Limited (时尚科技发展有限公司), a company incorporated and existing under the Laws of Hong Kong, have transferred all of their ordinary shares in Pypo Digital Company Limited to Capital Ally in December 2007 and have become shareholders of Capital Ally;

WHEREAS, pursuant to Section 7.1 of the Shareholders and Sponsors Agreement, on and subject to the terms of the Shareholders and Sponsors Agreement, upon the occurrence of any Triggering Events (as defined in the Shareholders and Sponsors Agreement), Capital Ally shall transfer as a legal and beneficial owner, the Transferred Ordinary Shares (as defined in the Shareholders and Sponsors Agreement) to the Investor, and the Investor shall acquire such Transferred Ordinary Shares from Capital Ally, on and with effect from the Transfer Date (as defined below), free from all charges, liens, encumbrances, claims or restrictions of any nature whatsoever and together with all rights attaching or accruing to the Transferred Ordinary Shares and all dividends and distributions declared, made or paid thereon or in respect thereof on or after the Transfer Date;

1

WHEREAS, since the Triggering Event under Section 7.2(b) of the Shareholders and Sponsors Agreement has occurred, Capital Ally has, and it hereby acknowledges that it has an obligation to transfer the Transferred Ordinary Shares to the Investor under Section 7.1 of the Shareholders and Sponsors Agreement (the **"Share Transfer Obligations"**);

WHEREAS, the Parties intend by this Agreement to settle the Share Transfer Obligations.

NOW THEREFORE, the Parties agree as follows:

1. Settlement

1.01 Capital Ally agrees to sell as beneficial owner 900,000 Funtalk Shares (the **"Transferred Shares"**) to the Investor, and the Investor agrees to purchase, the Transferred Shares from Capital Ally for a total purchase price of US$1.00 free from all liens, charges, encumbrances and third party rights of any kind and together with all rights attaching or accruing thereto and all dividends and distributions declared, made or paid on such Funtalk Shares on the date of transfer and thereafter. The transfer of the Funtalk Shares pursuant to this Section 1.01 shall consummate on or before the 7th day (the actual date of transfer of Funtalk Shares pursuant to this Section 1.01, the **"Transfer Date"**) after the day on which any lock-up period of the Funtalk Shares owned by Capital Ally under certain Lock-Up Agreements dated 9 July 2009 expires (the **"Expiration Date"**).

1.02 Capital Ally hereby irrevocably grants to the Investor an option **(the "Option"**) to purchase from, and require the sale by, Capital Ally of 2,227,434 Funtalk Shares (the **"Option Shares,"** together with the Option and Transferred Shares, the **"Securities"**) to the Investor or its nominee(s) at the consideration of US$5.00 per Option Share (the **"Option Strike Price"**). Upon exercise of the Option, Capital Ally shall sell as the beneficial owner the Option Shares to the Investor, and the Investor shall purchase the Option Shares from Capital Ally, free from all liens, charges, encumbrances and third party rights of any kind and together with all rights attaching or accruing thereto and all dividends and distributions declared, made or paid on such Option Shares on the date of transfer and thereafter.

1.03 The Option may be exercised by the Investor in whole or in part at any time once commencing from the Expiration Date for a period of two (2) years (the **"Option Period"**) by serving a prior written notice to Capital Ally (the **"Option Notice"**).The Option Notice, once issued, is binding on both Capital Ally and Investor and may not be withdrawn.

1.04 Closing of the sale and purchase of the Option Shares pursuant to the exercise of the Option as specified in the relevant Option Notice shall take place within seven (7) days after the delivery of the Option Notice in the manner set forth in Section 3.01.

2

1.05 If the Average Share Price (as defined below) of the Funtalk Shares is below US$8.39 (the "**Target Price**"), Capital Ally agrees to compensate the Investor in manner of transferring to the Investor the Funtalk shares in the volume equivalent to:

the product of (i) the amount by which the Target Price exceeds the Average Share Price, multiplied by (ii) one million and eight hundred thousand Funtalk shares (1,800,000), and divided by (iii) the Average Share Price

For the avoidance of doubt, if the Average Share Price is equal to or more than the Target Price, no such compensation shall be payable by Capital Ally to the Investor.

For the purpose of this Section 1.05, the "**Average Share Price**" means the volume weighted average price of the Funtalk Shares for 20 trading days prior to the Transfer Date.

1.06 If and whenever the Funtalk Shares by reason of any consolidation or sub-division or re-classification or merger or otherwise become of a different nominal amount, or if and whenever there is any Funtalk stock dividend declared or paid, each of the Transferred Shares, the Option Shares, the Option Strike Price, the Target Price, the Pledged Shares and the Average Share Price (if applicable) shall be adjusted in such manner and at such time as may reflect the intentions of the provisions of this Section 1 and be agreed by both Capital Ally and Investor, or if no such agreement by both Capital Ally and Investor, may be determined by an approved investment bank as fair and reasonable and appropriate to give the result which the approved investment bank considers in good faith to reflect the intentions of the provisions of this Section 1. Each such adjustment shall be effective from the close of business in New York on the day immediately preceding the date on which the consolidation or sub-division or re-classification or merger becomes effective. All costs and expenses of the approved investment bank shall be borne by Capital Ally.

For the purpose of this Section 1.06, "**approved investment bank**" means an investment bank or financial advisory company of repute in New York selected by Capital Ally out of four investment banks or financial advisory companies to be nominated by the Investor (including the details of the execution teams) on each individual occasion where in accordance with the provisions of this Section 1 and calculation or determination is required to be obtained from an approved investment bank, for the purpose of providing such specific calculation or determination hereunder.

1.07 Subject to the consummation of (i) the sale and purchase of the Transferred Shares referred to in Section 1.01 above; (ii) the sale and purchase of the Option Shares following the exercise of the Option referred to in Section 1.02 to Section 1.04 above; and (iii) the transfer of the Funtalk Shares referred to in Section 1.05 above, if applicable, the Investor hereby fully and finally releases and discharges Capital Ally from the Share Transfer Obligations. For the avoidance of doubt, the Parties agree and acknowledge that the Share Transfer Obligations will only be released and discharged upon the consummation of (i) the sale and purchase of the Transferred Shares referred to in Section 1.01 above; (ii) the sale and purchase of the Option Shares following the

3

exercise of the Option referred to in Section 1.02 to Section 1.04 above; and (iii) the transfer of the Funtalk Shares referred to in Section 1.05 above.

1.08 Each of the Parties acknowledges and confirms that, other than Sections 1, 7, 10 and 11 in Shareholders and Sponsors Agreement, the Shareholders and Sponsors Agreement shall have been terminated upon the consummation of the list of the NASDAQ Global Market of the Company.

2. Representations, Warranties and Undertakings

2.02 Capital Ally covenants and undertakes to the Investor that, as soon as reasonably practicable after the Expiration Date, Capital Ally will pledge to the Investor 2,227,434 Funtalk Shares (the "**Pledged Shares**") to secure the performance of its obligations under this Agreement and execute such documents as may be reasonably required by the Investor to give effect to such pledge. The pledge pursuant to this Section 2.02 shall only release and discharge upon the consummation of transfer of the Option Shares to the Investor under this Agreement.

2.03 Without limiting Section 2.02, Capital Ally covenants and undertakes to the Investor that it will maintain and continue to be the legal and beneficial owner of such number of Funtalk Shares necessary for compliance and performance of its obligations under this Agreement.

2.04 The Investor represents and warrants that it has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Securities. The Investor is capable of bearing the economic risks of such investment, including a complete loss of its investment. The Investor represents and warrants that it is acquiring the Securities pursuant to this Agreement for investment for its own account for investment purposes only and not with the view to, or with any intention of, resale, distribution or other disposition thereof. The Investor has no direct or indirect arrangement, or understanding with any other Persons to distribute, or regarding the distribution of the Securities, in violation of the Securities Act of 1933, as amended ("**Securities Act**") or any other applicable state securities law.

4

2.05 The Investor is purchasing the Securities outside the United States in compliance with Regulation S promulgated under the Securities Act.

2.06 The Investor acknowledges that the Securities are "restricted securities" that have not been registered under the Securities Act or any applicable state securities law. The Investor further acknowledges that, absent an effective registration under the Securities Act, the Securities may only be offered, sold or otherwise transferred (i) to the Company, (ii) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (iii) pursuant to an exemption from registration under the Securities Act or (iv) in compliance with certain other procedures satisfactory to the Company.

2.07 The Investor understands that the Securities held by Capital Ally are legended, and any securities issued in respect of or exchange for the Securities will bear the same legend, and that the Company may place any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate so legended.

3. Miscellaneous

5

INVESTOR:

ARCH DIGITAL HOLDINGS LTD.

By: ______________________________
Name: Rachel Chiang
Title: Director

By: ______________________________
Name: Clement Kwong
Title: Director

Address:

c/o ARC Capital Holdings Limited
13/F St. John's Building
33 Garden Road
Central, Hong Kong
Tel: +852 3115 0243 Fax: +852 3115 0244

INVESTOR: **ARCH DIGITAL HOLDINGS LTD.**

By: ______________________________
Name: Rachel Chiang
Title: Director

By: ______________________________
Name: Clement Kwong
Title: Director

Address:

c/o ARC Capital Holdings Limited
13/F St. John's Building
33 Garden Road
Central, Hong Kong
Tel: +852 3115 0243 Fax: +852 3115 0244

SPONSORS:

GOLDEN MEDITECH COMPANY LIMITED
(金卫医疗科技有限公司)

By: ______________________
Name:
Title:

Address:

CAPITAL ALLY INVESTMENTS LIMITED

By: ______________________
Name:
Title:

Address:

SPONSORS:

Francis WAN (温国昌)

Canadian Passport Number：

Address:
South3/F
Chang'AnXiongRong Center
No.1 NaoShiKou Street
XiCheng District
Beijing,PRC
Tel: +86 10 58325968 Fax:+86 10 58325969

ZHANG Kuo (张阔)

P.R. China Passport Number：

Address:
South3/F
Chang'AnXiongRong Center
No.1 NaoShiKou Street
XiCheng District
Beijing,PRC
Tel: +86 10 58325958 Fax: +86 10 58325959

FEI Dongping (费东平)

P.R. China Passport Number：

Address:
South3/F
Chang'AnXiongRong Center
No.1 NaoShiKou Street
XiCheng District
Beijing,PRC
Tel: +86 10 58325858 Fax: +86 10 58325859

Exhibit D

SECOND SETTLEMENT AND SHARE PURCHASE AGREEMENT

WHEREAS, among others, the Investor, Capital Ally Investments Limited (**"Capital Ally"**), a company incorporated under the laws of the British Virgin Islands, Golden Meditech Company Limited (**"Golden Meditech"**), a Hong Kong public listing company incorporated in the Cayman Islands, Mr. ZHANG Kuo (张阔) (**"Mr. Zhang"**), a citizen of the People's Republic of China, Mr. FEI Dongping (费东平) (**"Mr. Fei"**), a citizen of the People's Republic of China, and Mr. WAN Francis (温国昌) (**"Mr. Wan"**), a citizen of Canada signed Shareholders and Sponsors Agreement dated 15 October 2007 (together with any instrument of accession and waiver thereto, the **"Shareholders and Sponsors Agreement"**);

WHEREAS, pursuant to Section 7.1 of the Shareholders and Sponsors Agreement, on and subject to the terms of the Shareholders and Sponsors Agreement, upon the occurrence of any Triggering Events (as defined in the Shareholders and Sponsors Agreement), Capital Ally shall transfer as a legal and beneficial owner, the Transferred Ordinary Shares (as defined in the Shareholders and Sponsors Agreement) to the Investor, and the Investor shall acquire such Transferred Ordinary Shares from Capital Ally, on and with effect from the Transfer Date (as defined below), free from all charges, liens, encumbrances, claims or restrictions of any nature whatsoever and together with all rights attaching or accruing to the Transferred Ordinary Shares and all dividends and distributions declared, made or paid thereon or in respect thereof on or after the Transfer Date;

WHEREAS, since the Triggering Event under Section 7.2(b) of the Shareholders and Sponsors Agreement has occurred, Capital Ally has, and it hereby acknowledges that it has, an obligation to transfer the Transferred Ordinary Shares to the Investor under Section 7.1 of the Shareholders and Sponsors Agreement (the **"Share Transfer Obligations"**);

WHEREAS, the Investor, Capital Ally, Golden Meditech, Mr. Zhang, Mr. Fei and Mr. Wan signed Settlement and Share Purchase Agreement dated 30 June 2010 (the **"First Settlement Agreement"**) to settle the Share Transfer Obligations;

WHEREAS, Capital Ally has transferred all of its ordinary shares in the Funtalk China Holdings Limited (the **"Funtalk"**) to Kingstate, Huge Harvest, Sinowill, Trend Focus and GM Investment (collectively, the **"New Shareholders"**); and

WHEREAS, Funtalk's shares (the **"Funtalk Shares")** are listed on the NASDAQ Global Market under the symbol "FTLK".

NOW THEREFORE, the Parties agree as follows:

1. Settlement

1.01 Each of the New Shareholders agrees to sell as beneficial owners such number of Funtalk Shares as set opposite the name of such New Shareholder in column (2) of the Schedule of this Agreement to the Investor (the **"Transferred Shares"**), and the Investor agrees to purchase the Transferred Shares from each of the New Shareholders for a total purchase price of US$1.00 free from all liens, charges, encumbrances and third party rights of any kind and together with all rights attaching or accruing thereto and all dividends and distributions declared, made or paid on such Funtalk Shares on the date of transfer and thereafter. The transfer of the Funtalk Shares pursuant to this Section 1.01 shall consummate on or before the 7th day (the actual date of transfer of Funtalk Shares pursuant to this Section 1.01, the **"Transfer Date"**) after the day on which any lock-up period of the Funtalk Shares owned by the New Shareholders under certain Lock-Up Agreements set opposite the name of the New Shareholders in column (6) of the Schedule of this Agreement expire (the **"Expiration Date"**).

1.02 Each of the New Shareholders hereby irrevocably grants to the Investor an option **(the "Option")** to purchase from, and require the sale by, such New Shareholder of the number of Funtalk Shares as set opposite the name of such New Shareholder in column (3) of the Schedule of this Agreement (the **"Option Shares"**, together with the Option and Transferred Shares, the **"Securities"**) to the Investor or its nominee(s) at the consideration of US$5.00 per Option Share (the **"Option Strike Price")**. Upon exercise of the Option, the relevant New Shareholder shall sell as the beneficial owner the Option Shares to the Investor, and the Investor shall purchase the Option Shares from such New Shareholder, free from all liens, charges, encumbrances and third party rights of any kind and together with all rights attaching or accruing thereto and all dividends and distributions declared, made or paid on such Option Shares on the date of transfer and thereafter.

1.03 The Option may be exercised by the Investor in whole or in part at any time once commencing from the Expiration Date for a period of two (2) years (the **"Option Period")** by serving a prior written notice to the relevant New Shareholder (the **"Option Notice"**). The Option Notice, once issued, is binding on the relevant New Shareholder and Investor and may not be withdrawn.

1.04 Closing of the sale and purchase of the Option Shares pursuant to the exercise of the Option as specified in the relevant Option Notice shall take place within seven (7) days after the delivery of the Option Notice in the manner set forth in Section 3.01.

1.05 If the Average Share Price (as defined below) of the Funtalk Shares is below US$8.39 (the **"Target Price"**), each of the New Shareholders agrees to compensate the Investor in manner of transferring to the Investor the Funtalk Shares in the volume equivalent to:

> the product of the amount by which the Target Price exceeds the Average Share Price, (i) multiplied by one million and eight hundred thousand (1,800,000) Funtalk Shares, (ii) divided by the Average Share Price, and (iii) multiplied by the percentage set opposite the name of such New Shareholder in column (5) of the Schedule of this Agreement.

For the avoidance of doubt, if the Average Share Price is equal to or more than the Target Price, no such compensation shall be payable by the New Shareholders to the Investor.

For the purpose of this Section 1.05, (i) the **"Average Share Price"** means the volume weighted average price of the Funtalk Shares for 20 trading days prior to the Transfer Date; and (ii) in determining the volume of Funtalk Shares to be transferred to the Investor, any and all fractional Funtalk Shares shall be rounded up to one Funtalk Share.

1.06 If and whenever the Funtalk Shares by reason of any consolidation or subdivision or re-classification or merger or otherwise become of a different nominal amount, or if and whenever there is any Funtalk stock dividend declared or paid, each of the Transferred Shares, the Option Shares, the Option Strike Price, the Target Price, the Pledged Shares and the Average Share Price (if applicable) shall be adjusted in such manner and at such time as may reflect the intentions of the provisions of this Section 1 and be agreed by the New Shareholders and Investor, or if no such agreement by the New Shareholders and Investor, may be determined by an approved investment bank as fair and reasonable and appropriate to give the result which the approved investment bank considers in good faith to reflect the intentions of the provisions of this Section 1. Each such adjustment shall be effective from the close of business in New York on the day immediately preceding the date on which the consolidation or sub-division or reclassification or merger becomes effective. All costs and expenses of the approved investment bank shall be borne by the New Shareholders.

For the purpose of this Section 1.06, "approved investment bank" means an investment bank or financial advisory company of repute in New York selected by the New Shareholders out of four investment banks or financial advisory companies to be nominated by the Investor (including the details of the execution teams) on each individual occasion where in accordance with the provisions of this Section 1 and calculation or determination is required to be obtained from an approved investment bank, for the purpose of providing such specific calculation or determination hereunder.

1.07 Subject to the consummation of (i) the sale and purchase of the Transferred Shares referred to in Section 1.01 above; (ii) the sale and purchase of the Option Shares following the exercise of the Option referred to in Section 1.02 to Section 1.04 above; and (iii) the transfer of the Funtalk Shares referred to in Section 1.05 above, if applicable, the Investor hereby fully and finally releases and discharges (i) Capital Ally from the Share

Transfer Obligations Capital Ally; and (ii) Golden Meditech, Mr. Zhang, Mr. Fei and Mr. Wan from their obligations under the First Settlement Agreement. For the avoidance of doubt, the Parties agree and acknowledge that the Share Transfer Obligations and the obligations under the First Settlement Agreement will only be released and discharged upon the consummation of (i) the sale and purchase of the Transferred Shares referred to in Section 1.01 above; (ii) the sale and purchase of the Option Shares following the exercise of the Option referred to in Section 1.02 to Section 1.04 above in full or the expiry of the Option Period, whichever occurs first; and (iii) the transfer of the Funtalk Shares referred to in Section 1.05 above.

1.08 Funtalk hereby undertakes to the Investor that, unless and until it receives written notice from the New Shareholders and the Investor releasing it from its obligation under this Section 1.08, it shall, if and when it receives any indication (either verbal or written) that any New Shareholders transferred any Funtalk Shares (or any interest therein or any of the voting or other rights attaching thereto) or other securities in Funtalk (or any beneficial interest therein), immediately inform the Investor in writing of such indications.

2. Representations, Warranties and Undertakings

2.02 Each of the New Shareholders covenants and undertakes to the Investor that, as soon as reasonably practicable after the Expiration Date, each of the New Shareholders will pledge to the Investor the number of Funtalk Shares as set opposite the name of such New Shareholder in column (4) of the Schedule of this Agreement (the **"Pledged Shares")** to secure the performance of its obligations under this Agreement and execute such documents as may be reasonably required by the Investor to give effect to such pledge. The pledge pursuant to this Section 2.02 shall only release and discharge upon the consummation of transfer of the Option Shares to the Investor upon the exercise of the Option in full or the expiry of the Option Period, whichever occurs first, under this Agreement.

2.03 Without limiting Section 2.02, each of the New Shareholders covenants and undertakes to the Investor that it will maintain and continue to be the legal and beneficial owner of such number of Funtalk Shares necessary for compliance and performance of its obligations under this Agreement.

2.04 The Investor represents and warrants that it has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Securities. The Investor is capable of bearing the economic risks of such investment, including a complete loss of its investment. The Investor represents and warrants that it is acquiring the Securities pursuant to this Agreement for investment for its own account for investment purposes only and not with the view to, or with any intention of, resale, distribution or other disposition thereof. The Investor has no direct or indirect arrangement, or understanding with any other persons to distribute, or regarding the distribution of the Securities, in violation of the Securities Act of 1933, as amended (**"Securities Act"**) or any other applicable state securities law.

2.05 The Investor is purchasing the Securities outside the United States in compliance with Regulation S promulgated under the Securities Act.

2.06 The Investor acknowledges that the Securities are **"restricted securities"** that have not been registered under the Securities Act or any applicable state securities law. The Investor further acknowledges that, absent an effective registration under the Securities Act, the Securities may only be offered, sold or otherwise transferred (i) to Funtalk, (ii) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (iii) pursuant to an exemption from registration under the Securities Act or (iv) in compliance with certain other procedures satisfactory to Funtalk.

2.07 The Investor understands that the Securities held by the New Shareholders are legended, and any securities issued in respect of or exchange for the Securities will bear the same legend, and that Funtalk may place any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate so legended.

3. Miscellaneous

SCHEDULE

(1) New Shareholder	(2) Number of Transferred Shares	(3) Number of Option Shares	(4) Number of Pledge Shares	(5) Percentage under Section 1.05	(6) Lock-up Agreement
GM Investment Company Limited	450,000	1,113,717	1,113,717	50%	Lock-up Agreement dated July 9, 2009 as applied by Deed of Adherence dated June 30, 2010
Sinowill Holdings Limited	288,000	712,779	712,779	32%	Lock-up Agreement dated July 9, 2009
Huge Harvest Enterprises Limited	72,000	178,195	178,195	8%	Lock-up Agreement dated July 9, 2009
Kingstate Group Limited	72,000	178,195	178,195	8%	Lock-up Agreement dated July 9, 2009
Trend Focus Limited	18,000	44,548	44,548	2%	Lock-up Agreement dated July 9, 2009
TOTAL	900,000	2,227,434	2,227,434	100%

INVESTOR: **ARCH DIGITAL HOLDINGS LTD.**

By: ______________________________
Name: Rachel Chiang
Title: Director

By: ______________________________
Name: Clement Kwong
Title: Director

Address:

c/o ARC Capital Holdings Limited
13/F St. John's Building
33 Garden Road
Central, Hong Kong
Tel: +852 3115 0243 Fax: +852 3115 0244

Exhibit E

SETTLEMENT AGREEMENT

This settlement agreement (the “Agreement”) dated 23 August 2010 is made by and among Kingstate Group Limited (“Kingstate”), a company incorporated under the laws of the British Virgin Islands, Huge Harvest Enterprises Limited (“Huge Harvest”), a company incorporated under the laws of the British Virgin Islands, Sinowill Holdings Limited (“Sinowill”), a company incorporated under the laws of the British Virgin Islands, Trend Focus Limited (“Trend Focus”), a company incorporated under the laws of the British Virgin Islands, GM Investment Company Limited (“GM Investment”), a company incorporated under the laws of Hong Kong. Each of the parties to this Agreement is individually referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS, the parties and ARCH Digital Holdings Limited ( “Arch”), an exempted company incorporated and existing under the Laws of the British Virgin Islands signed SECOND SETTLEMENT AND SHARE PURCHASE AGREEMENT dated 23 August 2010.

Terms and expressions defined in or construed for the purposes of SECOND SETTLEMENT AND SHARE PURCHASE AGREEMENT shall have the same meanings in this Agreement.

NOW THEREFORE, the Parties agree as follows:

The Transferred Shares stipulated in Section 1.01，the Option Shares stipulated in Section 1.02 and the compensation shares stipulated in Section 1.05 of SECOND SETTLEMENT AND SHARE PURCHASE AGREEMENT shall be transferred by Kingstate, Huge Harvest, Sinowill and Trend Focus jointly. GM Investment shall not bear any transfer responsibility of Funtalk Shares.

 [Signature Pages Follow]

1

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

GM INVESTMENT:	GM Investment Company Limited

	By:	/s/ Kong Kam Yu
Name: Kong Kam Yu
Title: Director

Address:

KINGSTATE:	KINGSTATE GROUP LIMITED

	By:	/s/ ZHOU Hengyang
Name: ZHOU Hengyang
Title: Director

Address:	21/F, Block D The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing, China 100020

HUGE HARVEST:	HUGE HARVEST ENTERPRISES LIMITED

	By:	/s/ FEI Dongping
Name: FEI Dongping
Title: Director

Address:	21/F, Block D The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing, China 100020

SINOWILL:	SINOWILL HOLDINGS LIMITED

	By:	/s/ ZHANG Kuo
Name: ZHANG Kuo
Title: Director

Address:	21/F, Block D The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing, China 100020

TREND FOCUS:	TREND FOCUS LIMITED

	By:	/s/ Francis Kwok Cheong Wan
Name: Francis Kwok Cheong Wan
Title: Shareholder

Address:	21/F, Block D The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing, China 100020

Exhibit F

SETTLEMENT AND SHARE TRANSFER AGREEMENT

WHEREAS, the Transferor Shareholders are currently the legal and beneficial owners of ordinary shares (the "**Funtalk Shares**") in Funtalk China Holdings Limited, a company with limited liability registered by way of continuation in the Cayman Islands (**"Funtalk"**), and Funtalk Shares are listed on the NASDAQ Global Market ("**NASDAQ**") under the ticker "FTLK";

WHEREAS, Funtalk just launched an additional follow-on offering (the "**Offering**") on NADAQ in October, 2010.

WHEREAS, the Transferor Shareholders have made certain undertakings for ARCH's benefits with regard to the offering price (the "**Offering Price**") in the Offering, pursuant to which ARCH may claim for contingent liquidated damages for all costs, claims, damages, losses or liabilities (the **"Liquidated Damages"**) in the event the Offering Price falls below ARCH's Target Price (as defined below).

WHEREAS, the Parties intend to settle such contigent Liquidated Damages subject to and in accordance with the terms and conditions of this Agreement.

NOW THEREFORE, the Parties agree as follows:

1. Settlement

1.01 Each of the Transferor Shareholders, jointly and severally, hereby irrevocably agrees to, subject to the terms and conditions provided hereunder, transfer centain number of Funtalk Shares (the "**Transferred Shares**", as set opposite the names of Transferor Shareholders with the proportion respectively in column (2) of Schedule I of this Agreement), to ARCH or its nominee(s). Upon exercise of the transfer, the Transferor Shareholders shall transfer as beneficial owners of Funtalk Shares to ARCH for a total consideration of US$1.00, and any and all Transferred Shares shall be free from all liens, charges, encumbrances and third party rights of any kind and together with all rights attaching or accruing thereto and all dividends and distributions declared, made or paid on such Transferred Shares on the date of transfer and thereafter.

1.02 EXCEPT AS OTHERWISE PROVIDED HEREUDNER, THE TOTAL AMOUNT OF TRANSFERRED SHARES AS COMPENSATION FOR LIQUIDATED DAMAGES SHALL BE SUBJCET TO THE TERMS AND CONDITIONS AS FOLLOWS:

In the event of both (i) and (ii), each of the Transferor Shareholders will jointly and severally compensate ARCH for the Liquidated Damages based on the following formula (the "**Formula**"):

(a) If the Offering Price is less than ARCH's target price at US$7.3 (the "**Target Price**") per share; and

(b) If the Average Share Price (as defined below) of Funtalk Shares is below the Target Price;

The Formula for calculating the total number of the Transferred Shares to be transferred as the compensation to ARCH shall be as follows:

Transferred Shares =[Target Price US$7.3 per share－MAX(A1, A2)] × 15,579,157 shares÷MAX(A1, A2)

A1 means the Offering Price of Funtalk Shares for this Offering;

A2 means the Average Share Price, that is, the maximum average closing sales price per Funtalk Shares for any ten (10) continuous trading days within six (6) months after this Offering date.

1.03 In accordance with terms and conditions provided under Section 1.02, the Transferred Shares to be provide to ARCH (if any) shall be transferred to ARCH and such transfer shall be completed by the 7th day after the day on which the lock-up period of the Funtalk shares owned by the Transferror Shareholders under certain lock-up agreements (the "**Lock-up Period**") expires.

1.04 For the avoidance of doubt, if either the Offering Price or the Average Share

Price is equal to or higher than the Target Price, no compensation shall be payable by the Transferor Shareholders to ARCH; conversely, if the Average Share Price is higher than the Target Price, ARCH shall be under no obligation whatsoever to provide any reward of any kind to any of the Transferor Shareholders.

2. Representations, Warranties and Undertakings

2.02 Without limiting Section 2.02, each of the Transferor Shareholders covenants and undertakes to ARCH that it will maintain and continue to be the legal and beneficial owner of such number of Funtalk Shares that is necessary for the compliance and performance of its obligations under this Agreement.

2.03 ARCH understands that the Transferred Shares held by the Transferor Shareholders may be legended, and any Funtalk Shares issued in respect of or exchange for the Transferred Shares will bear the same legend, and that Funtalk may place any legend required by the securities laws of any state to the extent such laws are applicable to the Transferred Shares represented by the certificate so legended.

3. Miscellaneous

SCHEDULE I

(1) Transferor Shareholders	(2) Transferred Shares Proportion (%)
Sinowill Holdings Limited	64%
Huge Harvest Enterprises Limited	16%
Kingstate Group Limited	16%
Trend Focus Limited	4%
TOTAL	100%

[Signature Pages Follow]

ARCH: ARCH DIGITAL HOLDINGS LTD.

By: ______________________________

Name: Rachel Chiang

Title: Director

By: ______________________________

Name: Clement Kwong

Title: Director

Address:

c/o ARC Capital Holdings Limited

c/o ARC Capital Holdings Limited

13/F St. John's Building
33 Garden Road
Central, Hong Kong
Tel: +852 3115 0243 Fax: +852 3115 0244

ARCH: **ARCH DIGITAL HOLDINGS LTD.**

By: ______________________________

Name: Rachel Chiang

Title: Director

By: ______________________________

Name: Clement Kwong

Title: Director

Address:

c/o ARC Capital Holdings Limited

c/o ARC Capital Holdings Limited

13/F St. John's Building
33 Garden Road
Central, Hong Kong
Tel: +852 3115 0243 Fax: +852 3115 0244

Exhibit G

SETTLEMENT AGREEMENT AMENDMENT

This Settlement Agreement Amendment dated 31 May 2011 (the “Amendment”)  is made by and among ARCH Digital Holdings Limited (“Arch”), an exempted company incorporated and existing under the Laws of the British Virgin Islands, Kingstate Group Limited (“Kingstate”), a company incorporated under the laws of the British Virgin Islands, Huge Harvest Enterprises Limited (“Huge Harvest”), a company incorporated under the laws of the British Virgin Islands, Sinowill Holdings Limited (“Sinowill”), a company incorporated under the laws of the British Virgin Islands, Trend Focus Limited (“Trend Focus”), a company incorporated under the laws of the British Virgin Islands. Each of the parties to this Amendment is individually referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS,

1.           The Parties are currently the legal and beneficial owners of ordinary shares (the “Funtalk Shares”) in Funtalk China Holdings Limited, a company with limited liability registered by way of continuation in the Cayman Islands (the “Company”), and the Company's  shares are listed on the NASDAQ Global Market under the symbol “FTLK”.

2.           Arch, Capital Ally Investments Limited, a company incorporated under the laws of the British Virgin Islands (“Capital Ally”), Golden Meditech Holdings Limited, a Hong Kong public listing company incorporated in the Cayman Islands (“Golden Meditech”), Mr. ZHANG Kuo (张阔), a citizen of the People’s Republic of China, Mr. FEI Dongping (费东平), a citizen of the People’s Republic of China, and Mr. WAN Francis (温国昌), a citizen of Canada, signed a Settlement and Share Purchase Agreement dated 30 June 2010 (the “First Settlement Agreement”).  Pursuant to Sections 1.01, 1.02 and 1.05 of the First Settlement Agreement, Capital Ally agreed to (i) sell 900,000 Funtalk Shares (“Transferred Shares”) to Arch with a total purchase price of US$1.00, (ii) grant to Arch an option to purchase 2,227,434 Funtalk Shares (the “Option Shares”) from Capital Ally at the consideration of US$5.00 per Option Share, and (iii) if the volume weighted average price of Funtalk Shares for 20 trading days prior to the Transfer Date as specified in Section 1.01 of the First Settlement Agreement (the “Average Share Price”) is below US$8.39, compensate Arch in the manner of  transferring to Arch the Funtalk Shares in an amount equivalent to: the product of (x) the amount by which US$8.39 exceeds the Average Share Price, multiplied by (y) one million and eight hundred thousand Funtalk shares (1,800,000), and divided by (z) the Average Share Price (the “Compensation Shares”). The stipulations (i), (ii) and (iii) related to the Transfer Shares, Option Shares and Compensation Shares, respectively, are referred to herein as the “Shares Settlement Obligations”.

3.           Given that Capital Ally transferred all of its Funtalk Shares to Kingstate, Huge Harvest, Sinowill, Trend Focus and GM Investment Company Limited (“GM Investment”), a company incorporated under the laws of Hong Kong (collectively, the “New Shareholders”), Arch and the New Shareholders signed a Second Settlement and Share Purchase Agreement dated 23 August 2010 (the “Second Settlement Agreement”) pursuant to which the New Shareholders agreed to bear the Shares Settlement Obligations on a pro rata basis in accordance with their respective proportionate pro forma ownership set forth in the SCHEDULE of  the Second Settlement Agreement.

4.           The New Shareholders signed a Settlement Agreement dated 23 August 2010 to confirm that Kingstate, Huge Harvest, Sinowill and Trend Focus shall jointly bear the Shares Settlement Obligations and GM Investment shall not bear any Shares Settlement Obligations.

5.           Arch, Kingstate, Huge Harvest, Sinowill and Trend Focus signed a Settlement and Share Transfer Agreement dated 29 October 2010 (the “Third Settlement Agreement”) to settle disputes related to the Funtalk Shares offering price (the “Offering Price”) among them. Kingstate, Huge Harvest, Sinowill and Trend Focus agreed if (a) the Offering Price was less than Arch’s target price at US$7.3 per share (the “Price A1”), and (b) the maximum average closing sales price per Funtalk Share for any ten (10) continuous trading days within six (6) months after the offering date (the “Price A2”) was below Price A1, then Kingstate, Huge Harvest, Sinowill and Trend Focus would individually and jointly compensate Arch in the manner of  transferring to Arch the Funtalk Shares in an amount equal to: (i) the difference between Price A1 and the higher of the Offering Price and Price A2, multiplied by (ii)  15,579,157, divided by (iii)  the higher of the Offering Price and Price A2 (the “Offering Compensation Shares”).

6.           The Parties agreed verbally to settle the outstanding Transferred Shares, Option Shares, Compensation Shares and Offering Compensation Shares in the manner of Kingstate, Huge Harvest, Sinowill, Trend Focus paying cash, instead of transferring the Funtalk Shares, to Arch immediately after the execution date of the Second Settlement Agreement and the Third Settlement Agreement.

7.           The Company has entered into an Agreement and Plan of Merger dated 31 May 2011 with Fortress Group Limited (“Parent”), an entity jointly owned by Arch, Capital Ally, GM Investment, Sinowill, Huge Harvest, Kingstate and Trend Focus (collectively, the “Consortium Members”), and Fortress Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which each Funtalk Share outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive $7.20 in cash without interest, except that the Funtalk Shares beneficially owned by Parent, Merger Sub and the Consortium Members will be cancelled without receiving any consideration.

NOW THEREFORE, the Parties agree as follows:

1. Settlement

1.01           The Parties agree to settle the outstanding obligations with respect to Transferred Shares, Option Shares, Compensation Shares and Offering Compensation Shares in the manner of cash paid to Arch instead of Funtalk Shares transferred and the Parties agree with the cash calculated as below:

Shares Series	Number of Shares	Value of per Share(US$)	Value of Shares(US$)
Transferred Shares	900,000	7.2	6,480,000
Option Shares	2,227,434	2.2	4,900,355
Compensation Shares	-	-	-
Offering Compensation Shares	15,579,157	0.15	2,336,874
Total			13,717,229

1.02           Kingstate, Huge Harvest, Sinowill and Trend Focus, either individually or jointly, hereby irrevocably agree to pay US$13,717,229 to Arch or its nominee(s) prior to March 31, 2012.

2. Representations, Warranties and Undertakings

2.01           Each of Parties represents and warrants to the other, as of the date hereof: (i) it has power under its constitutional documents to permit its entry into this Amendment in the manner set out herein and this Amendment (and its performance) has been duly authorised (such authorisation remaining in full force and effect), executed and delivered by, and constitutes legal, valid and binding obligations of, it enforceable in accordance with its terms, subject to the laws of bankruptcy and other laws affecting the rights of creditors and to general principles of equity, good faith and fair dealing; and (ii) other than as expressly set forth herein, there is no authorisation, consent, approval or notification required for the purposes of or as a consequence of the transactions contemplated by this Amendment, either from governmental, regulatory or other public bodies or authorities or courts or from any third party pursuant to any contractual or other arrangement to which it is a party.

3. Miscellaneous

3.01           Notices.  Any notice required or permitted pursuant to this Amendment shall be given in writing and shall be given either personally or by sending it by next-day or second-day courier service, fax, electronic mail or similar means to the address as shown below the signature of such Party on the signature page of this Amendment (or at such other address as such Party may designate by fifteen (15) days’ advance written notice to the other Parties).  Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, prepaying and sending by next-day or second-day service through an internationally- recognized courier a letter containing the notice, with a confirmation of delivery, and to have been effected at the expiration of two (2) days after the letter containing the same is sent as aforesaid. Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid.

3.02           Entire Agreement. This Amendment constitutes the entire agreement between the Parties with respect to the matters covered herein.

3.03           Expenses.  Except as otherwise agreed in writing, each Party will pay its own costs and expenses (including legal and other consultant fees) incurred in connection with the negotiation, execution and closing of this Amendment and the transactions contemplated hereby.

3.04           No Third Party Beneficiary.  The terms and provisions of this Amendment are intended solely for the benefit of each Party and its successors or permitted assigns, and it is not the intention of the Parties to confer third party beneficiary rights upon any other Person.

3.05           No Assignment; Binding Effect.  Neither this Amendment nor any right, interest or obligation hereunder may be assigned by any Party without the prior written consent of the other Party and any attempt to do so will be void.  Subject to the preceding sentence, this Amendment is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and permitted assigns.

3.06           Waivers, Rights and Remedies.  Except as otherwise provided in this Amendment, no failure or delay by any Party in exercising any right or remedy provided by law or under or pursuant to this Amendment shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

3.07           Counterparts.  This Amendment may be executed in any number of counterparts, and by each Party on separate counterparts.  Each counterpart is an original, but all counterparts shall together constitute one and the same instrument.  Delivery of a counterpart of this Amendment by e-mail attachment or fax shall be an effective mode of delivery.  In relation to each counterpart, upon confirmation by or on behalf of a Party that such Party authorises the attachment of its counterpart signature page to the final text of this Amendment, such counterpart signature page shall take effect, together with such final text, as a complete authoritative counterpart.

3.08           Variations.  No amendment, variation or waiver of this Amendment shall be valid unless it is in writing and duly executed by or on behalf of all of the Parties.

3.09           Invalidity.  If any provision of this Amendment is held to be or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction:

(a)          so far as it is illegal, invalid or unenforceable, it shall be given no effect and shall be deemed not to be included in this Amendment but it shall not affect or impair the legality, validity or enforceability in that jurisdiction of any other provisions of this Amendment (or of the provisions of this Amendment in any other jurisdiction); and

(b)         the Parties shall use all reasonable endeavours to replace it with a valid and enforceable substitute provision or provisions satisfactory to any relevant competent authority but differing from the replaced provision as little as possible and the effect of which is as close to the intended effect of the illegal, invalid or unenforceable provision.

3.10           Governing Law and Jurisdiction.  This Amendment shall be governed by and construed under the laws of Hong Kong, without regard to principles of conflicts of law thereunder.

3.11           Dispute Resolution.

(a)          Any dispute, controversy or claim arising out of or relating to this Amendment, or the interpretation, breach, termination or validity hereof, shall first be subject to resolution through consultation of the Parties to such dispute, controversy or claim.  Such consultation shall begin within seven (7) days after one Party hereto has delivered to any other Party(ies) hereto a written request for such consultation.  If within thirty (30) days following the commencement of such consultation the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of either Party with notice to the other.

(b)         The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “Centre”).  There shall be three arbitrators.  Each party in the dispute shall select one arbitrator within thirty (30) days after giving or receiving the demand for arbitration.  Such arbitrators shall be freely selected, and the Parties shall not be limited in their selection to any prescribed list.  The Chairman of the Centre shall select the third arbitrator, who shall be qualified to practice law in Hong Kong.  If either party does not appoint an arbitrator who has consented to participate within thirty (30) days after selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the Centre.

(c)         The arbitration proceedings shall be conducted in English. The arbitration tribunal shall apply the Arbitration Rules of the Centre in effect at the time of the arbitration.  However, if such rules are in conflict with the provisions of this Section, including the provisions concerning the appointment of arbitrators, the provisions of this Section shall prevail.

(d)          The arbitrators shall decide any dispute submitted by the Parties to the arbitration strictly in accordance with the substantive Laws of Hong Kong and shall not apply any other substantive Law.

(e)          Each Party hereto shall cooperate with the others in making full disclosure of and providing complete access to all information and documents requested by the others in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party.

(f)          The award of the arbitration tribunal shall be final and binding upon the disputing Parties, and either Party may apply to a court of competent jurisdiction for enforcement of such award.

(g)         Either Party shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment as of the date first written above.

KINGSTATE:	KINGSTATE GROUP LIMITED

	By:	/s/ ZHOU Hengyang
Name: ZHOU Hengyang
Title: Director

Address: 21/F, Block D The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing, China 100020

HUGE HARVEST:	HUGE HARVEST ENTERPRISES LIMITED

	By:	/s/ FEI Dongping
Name: FEI Dongping
Title: Director

Address: 21/F, Block D The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing, China 100020

SINOWILL:	SINOWILL HOLDINGS LIMITED

	By:	/s/ ZHANG Kuo
Name: ZHANG Kuo
Title: Director

Address: 21/F, Block D The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing, China 100020

TREND FOCUS:	TREND FOCUS LIMITED

	By:	/s/ Francis Kwok Cheong Wan
Name: Francis Kwok Cheong Wan
Title: Shareholder

Address: 21/F, Block D The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing, China 100020

Arch:		ARCH DIGITAL HOLDINGS LTD.

	By:	/s/ Rachel Chiang
Name: Rachel Chiang
Title: Director

Address:

c/o ARC Capital Holdings Limited
Suite 4703 Plaza 66 Tower 2
1366 Nanjing Road West
Shanghai, PRC 200040
Tel: +8621 61135818 Fax: +86 61135806

c/o ARC Capital Holdings Limited
32/F, AIA Central
1 Connaught Road
Central, Hong Kong
Tel: +852 37196300 Fax: +852 31150244

Exhibit H

COMMITMENT LETTER

This Commitment Letter dated May 31, 2011 (this “Commitment Letter”) is hereby being provided by Shenzhen Cypress Capital Investment Management Ltd. (the “Purchaser”) to GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited (collectively, the “Sellers”).

1.           The Sellers and ARCH Digital Holdings Ltd. (collectively, the “Consortium”), have formed Fortress Group Limited, a Cayman Islands exempted limited company (“Parent”), with the intent of acquiring 100% of the issued and outstanding share capital of Funtalk China Holdings Limited in a going private transaction by way of a merger (the “Merger”).  In connection with the Merger, Parent, the Consortium and one or more proposed investors in Parent intend to enter into a shareholders agreement to be agreed by such parties related to the ownership of securities of Parent and related matters following the closing of the Merger (the “Shareholders Agreement”).

2.           Following the closing of the Merger, the Sellers will own ordinary shares, par value $0.001 per share, of Parent (“Parent Ordinary Shares”).

3.           The Purchaser hereby commits to purchase, immediately following the closing of the Merger, a total of 910 Parent Ordinary Shares from the Sellers, in the respective amounts set forth on Annex I hereto at a purchase price of US$32,967.03 per share, for an aggregate purchase price equal to US$29,999,997.30 (the “Purchase Price”), and the Purchaser shall pay the aggregate purchase price due to each Seller in immediately available funds in U.S. Dollars (or, if mutually agreed between Purchaser and such Seller, in RMB or Hong Kong Dollars at an exchange rate to be agreed) to such accounts as designated by such Seller in writing.  In connection with such purchase, the Purchaser shall unconditionally execute and become a party to the Shareholders Agreement and related security documents, together with Parent, the Consortium and the other investors in Parent, as of the closing of such purchase pursuant to which Purchaser and Seller shall share certain rights and be subject to the obligations of Seller thereunder on a pro rata basis based on their fully-diluted ownership of Parent, except the Purchaser shall not be entitled to appoint any members to the board of directors of Parent or exercise any put rights of the Seller.

4.           Each of the Parties will bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby.  In the event that the Purchaser fails to pay the Purchase Price to Sellers immediately following the closing of the Merger, and the Sellers have not breached any of their obligations hereunder, the Purchaser shall, as soon as practicable but in any event no later than the next business day, pay to each Seller an amount equal to $1,800,000 multiplied by such Seller’s pro rata share of the Purchase Price to such accounts as designated by such Seller in writing.

5.           No amendment of any provision of this Agreement shall be valid unless such amendment is in writing and signed by each of the parties hereto.  No waiver by any party hereto of any provision of this Agreement shall be valid unless such waiver is in writing and signed by the party against whom such waiver is sought to be enforced.

6.           No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of each of the other parties hereto and Parent.

7.           It is not the intention of the parties hereto to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other person or entity.

8.           This Agreement (including the Annex hereto) constitutes the entire agreement between the Purchaser, on the one hand, and each of the Sellers, on the other hand, with respect to the subject matter hereof and thereof and supersedes any prior understandings, agreements or representations by or between the Purchaser and any Seller, written or oral, with respect to such subject matter.

9.           All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if (a) delivered personally against written receipt, (b) sent by facsimile transmission, (c) mailed by registered or certified mail, postage prepaid, return receipt requested, or (d) mailed by reputable international overnight courier, fee prepaid, to the Parties at the addresses or facsimile numbers set forth in Annex II hereto.  Any Party may change the address to which notices, requests and other communications hereunder are to be delivered by giving the other Parties written notice thereof.

10.         The construction, validity and performance of this Agreement shall be governed by the laws of Hong Kong. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement (including any dispute regarding its existence, validity or termination, or the performance or breach of this Agreement) (each, a “Dispute”) shall be referred to and finally resolved by arbitration.  The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules.  Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.  The arbitral tribunal shall have no authority to award punitive or other punitive type damages. By agreeing to arbitration, none of the parties hereto intend to deprive any court of competent jurisdiction of its ability to issue any form of provisional remedy, including but not limited to a preliminary injunction or attachment in aid of the arbitration, or order any interim or conservatory measure.

11.         Each of the Parties irrevocably and unconditionally waives trial by jury in any claim, action, suit, litigation, inquiry, hearing, examination, investigation, arbitration, mediation or other proceeding relating to this Agreement or the transactions contemplated hereby and for any counterclaim relating thereto.

12.         This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Purchaser has duly executed this Commitment Letter as of the date first written above.

Shenzhen Cypress Capital Investment Management Ltd.

		By:	/s/ Wang Ping
Name: Wang Ping
Title: Chairman

Accepted and Agreed:

GM Investment Company Limited

By:	/s/ Kam Yuen
Name: Kam Yuen
Title: Director

Sinowill Holdings Limited

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Controller

Huge Harvest Enterprises Limited

By:	/s/ Dongping Fei
Name: Dongping Fei
Title: Director

Kingstate Group Limited

By:	/s/ Hengyang Zhou
Name: Hengyang Zhou
Title: Director

Trend Focus Limited

By:	/s/ Francis Kwok Cheong Wan
Name: Francis Kwok Cheong Wan
Title: Director

(Signature Page to Commitment Letter)

ANNEX I

PARENT ORDINARY SHARES TO BE PURCHASED

Name	Parent Ordinary Shares	Aggregate Purchase Price

GM Investment Company Limited	455	$14,999,998.65
Sinowill Holdings Limited	291	$9,593,405.73
Huge Harvest Enterprises Limited	73	$2,406,593.19
Kingstate Group Limited	73	$2,406,593.19
Trend Focus Limited	18	$593,406.54
TOTAL:	910	$29,999,997.30

ANNEX II

NOTICE INFORMATION

If to Purchaser, to:

Shenzhen Cypress Capital Investment Management Ltd.
Room 5106A-2, Excellence Times Square
4068 Yitian Road
Shenzhen, PRC
Facsimile:	+(86) 755 8204 6190
Attention:	Mr. Wang Ping, Legal Representative

If to Capital Ally Investments Limited, to:

Capital Ally Investments Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Facsimile:	+(86) 10 57091133
Attention:	Kuo Zhang

If to GM Investment Company Limited, to:

GM Investment Company Limited
48/F, Bank of China Tower
1 Garden Road
Central, Hong Kong
Facsimile:	+(852) 3605 8189
Attention:	Kong Kam Yu Sammy

If to Sinowill Holdings Limited, to:

Sinowill Holdings Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Facsimile:	+(86) 10 57091133
Attention:	Kuo Zhang

If to Huge Harvest Enterprises Limited, to:

Huge Harvest Enterprises Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Facsimile:	+(86) 10 57091199
Attention:	Dongping Fei

If to Kingstate Group Limited, to:

Kingstate Group Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Facsimile:	+(86) 10 57091689
Attention:	Hengyang Zhou

If to Trend Focus Limited, to:

Trend Focus Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Facsimile:	+(86) 10 57091178
Attention:	Francis Kwok Cheong Wan

Exhibit I

COMMITMENT LETTER

This Commitment Letter dated May 31, 2011 (this “Commitment Letter”) is hereby being provided by Shenzhen China Growth & Kingwin Investment Partnership (L.P.) (the “Purchaser”) to GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited (collectively, the “Sellers”).

1.           The Sellers and ARCH Digital Holdings Ltd. (collectively, the “Consortium”), have formed Fortress Group Limited, a Cayman Islands exempted limited company (“Parent”), with the intent of acquiring 100% of the issued and outstanding share capital of Funtalk China Holdings Limited in a going private transaction by way of a merger (the “Merger”).  In connection with the Merger, Parent, the Consortium and one or more proposed investors in Parent intend to enter into a shareholders agreement to be agreed by such parties related to the ownership of securities of Parent and related matters following the closing of the Merger (the “Shareholders Agreement”).

2.           Following the closing of the Merger, the Sellers will own ordinary shares, par value $0.001 per share, of Parent (“Parent Ordinary Shares”).

3.           The Purchaser hereby commits to purchase, immediately following the closing of the Merger, a total of 607 Parent Ordinary Shares from the Sellers, in the respective amounts set forth on Annex I hereto at a purchase price of US$32,967.03 per share, for an aggregate purchase price equal to US$20,010,987.21 (the “Purchase Price”), and the Purchaser shall pay the aggregate purchase price due to each Seller in immediately available funds in U.S. Dollars (or, if mutually agreed between Purchaser and such Seller, in RMB or Hong Kong Dollars at an exchange rate to be agreed) to such accounts as designated by such Seller in writing.  In connection with such purchase, the Purchaser shall unconditionally execute and become a party to the Shareholders Agreement and related security documents, together with Parent, the Consortium and the other investors in Parent, as of the closing of such purchase pursuant to which Purchaser and Seller shall share certain rights and be subject to the obligations of Seller thereunder on a pro rata basis based on their fully-diluted ownership of Parent, except the Purchaser shall not be entitled to appoint any members to the board of directors of Parent or exercise any put rights of the Seller.

4.           Each of the Parties will bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby.  In the event that the Purchaser fails to pay the Purchase Price to Sellers immediately following the closing of the Merger, and the Sellers have not breached any of their obligations hereunder, the Purchaser shall, as soon as practicable but in any event no later than the next business day, pay to each Seller an amount equal to $1,200,000 multiplied by such Seller’s pro rata share of the Purchase Price to such accounts as designated by such Seller in writing.

5.           No amendment of any provision of this Agreement shall be valid unless such amendment is in writing and signed by each of the parties hereto.  No waiver by any party hereto of any provision of this Agreement shall be valid unless such waiver is in writing and signed by the party against whom such waiver is sought to be enforced.

6.           No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of each of the other parties hereto and Parent.

7.           It is not the intention of the parties hereto to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other person or entity.

8.           This Agreement (including the Annex hereto) constitutes the entire agreement between the Purchaser, on the one hand, and each of the Sellers, on the other hand, with respect to the subject matter hereof and thereof and supersedes any prior understandings, agreements or representations by or between the Purchaser and any Seller, written or oral, with respect to such subject matter.

9.           All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if (a) delivered personally against written receipt, (b) sent by facsimile transmission, (c) mailed by registered or certified mail, postage prepaid, return receipt requested, or (d) mailed by reputable international overnight courier, fee prepaid, to the Parties at the addresses or facsimile numbers set forth in Annex II hereto.  Any Party may change the address to which notices, requests and other communications hereunder are to be delivered by giving the other Parties written notice thereof.

10.         The construction, validity and performance of this Agreement shall be governed by the laws of Hong Kong. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement (including any dispute regarding its existence, validity or termination, or the performance or breach of this Agreement) (each, a “Dispute”) shall be referred to and finally resolved by arbitration.  The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules.  Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.  The arbitral tribunal shall have no authority to award punitive or other punitive type damages. By agreeing to arbitration, none of the parties hereto intend to deprive any court of competent jurisdiction of its ability to issue any form of provisional remedy, including but not limited to a preliminary injunction or attachment in aid of the arbitration, or order any interim or conservatory measure.

11.         Each of the Parties irrevocably and unconditionally waives trial by jury in any claim, action, suit, litigation, inquiry, hearing, examination, investigation, arbitration, mediation or other proceeding relating to this Agreement or the transactions contemplated hereby and for any counterclaim relating thereto.

12.         This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Purchaser has duly executed this Commitment Letter as of the date first written above.

Shenzhen China Growth & Kingwin Investment Partnership (L.P.)

By: Shenzhen China Science & Kingwin Venture Investment Ltd., its general partner

By:	/s/ Jiang Yuemin
Name: Jiang Yuemin
Title: Managing Partner

Accepted and Agreed:

GM Investment Company Limited

By:	/s/ Kam Yuen
Name: Kam Yuen
Title: Director

Sinowill Holdings Limited

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Controller

Huge Harvest Enterprises Limited

By:	/s/ Dongping Fei
Name: Dongping Fei
Title: Director

Kingstate Group Limited

By:	/s/ Hengyang Zhou
Name: Hengyang Zhou
Title: Director

Trend Focus Limited

By:	/s/ Francis Kwok Cheong Wan
Name: Francis Kwok Cheong Wan
Title: Director

(Signature Page to Commitment Letter)

ANNEX I

PARENT ORDINARY SHARES TO BE PURCHASED

Name	Parent Ordinary Shares	Aggregate Purchase Price

GM Investment Company Limited	303	$9,989,010.09
Sinowill Holdings Limited	194	$6,395,603.82
Huge Harvest Enterprises Limited	49	$1,615,384.47
Kingstate Group Limited	49	$1,615,384.47
Trend Focus Limited	12	$395,604.36
TOTAL:	607	$20,010,987.21

ANNEX II

NOTICE INFORMATION

If to Purchaser, to:

Shenzhen China Growth & Kingwin Investment Partnership (L.P.)
Room 5106A-2, Excellence Times Square
4068 Yitian Road
Shenzhen, PRC
Facsimile:         +(86) 755 8287 6542
Attention:        Chen Jianhui

If to Capital Ally Investments Limited, to:

Capital Ally Investments Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Facsimile:         +(86) 10 57091133
Attention:        Kuo Zhang

If to GM Investment Company Limited, to:

GM Investment Company Limited
48/F, Bank of China Tower
1 Garden Road
Central, Hong Kong
Facsimile:         +(852) 3605 8189
Attention:        Kong Kam Yu Sammy

If to Sinowill Holdings Limited, to:

Sinowill Holdings Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Facsimile:         +(86) 10 57091133
Attention:        Kuo Zhang

If to Huge Harvest Enterprises Limited, to:

Huge Harvest Enterprises Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Facsimile:         +(86) 10 57091199
Attention:        Dongping Fei

If to Kingstate Group Limited, to:

Kingstate Group Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Facsimile:         +(86) 10 57091689
Attention:        Hengyang Zhou

If to Trend Focus Limited, to:

Trend Focus Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Facsimile:         +(86) 10 57091178
Attention:        Francis Kwok Cheong Wan